UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )

Getaround, Inc.

(Name of Issuer)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

37427G 101

(CUSIP Number)

Spencer Jackson

General Counsel

Getaround, Inc.

55 Green Street

San Francisco, CA 94111

(415) 295-5725

With a copy to:

William Hughes

Orrick, Herrington & Sutcliffe LLP

The Orrick Building

405 Howard Street

San Francisco, CA 94105

(415) 773-5700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 8, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 37427G 101

1	NAMES OF REPORTING PERSONS Samir M. Zaid
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 5,163,860(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,163,860(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,163,860(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%(1)(2)
14	TYPE OF REPORTING PERSON IN

(1)	Excludes 181,420 and 2,393,336 shares of Common Stock that may be issued to Mr. Zaid and Zaid Holdings LLC, respectively, as Earnout Shares pursuant to the Merger Agreement. See Item 3.
(2)	See Item 5.

CUSIP No. 37427G 101

1	NAMES OF REPORTING PERSONS Zaid Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Puerto Rico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 4,767,475(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,767,475(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,767,475(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%(1)(2)
14	TYPE OF REPORTING PERSON OO

(1)	Excludes 2,393,336 shares of Common Stock that may be issued to Zaid Holdings LLC as Earnout Shares pursuant to the Merger Agreement. See Item 3.
(2)	See Item 5.

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.0001 per share (“Common Stock”), of Getaround, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 55 Green Street, San Francisco, CA 94111.

Item 2. Identity and Background.

(a)-(b)

This statement is being filed by (i) Samir M. Zaid and (ii) Zaid Holdings LLC, a Puerto Rico limited liability company (“Holdings”). The foregoing persons are collectively referred to herein as the “Reporting Persons.” The agreement by the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), dated December 22, 2022 (the “Joint Filing Agreement”), is attached hereto as Exhibit 1.

Mr. Zaid is the beneficial owner of Holdings and has sole voting and dispositive power over the Common Stock held by Holdings.

The principal business address of each of the Reporting Persons is c/o Getaround, Inc., 55 Green Street, San Francisco, CA 94111.

(c)

The principal business of Holdings is investing in securities of privately and publicly held companies. The present principal occupation of Mr. Zaid is the Chief Executive Officer and Chairman of the Board of the Issuer’s board of directors.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Zaid is a Canadian citizen.

Item 3. Source and Amount of Funds or Other Consideration.

The Common Stock reported herein as beneficially owned by the Reporting Persons was acquired pursuant to an Agreement and Plan of Merger, dated May 11, 2022 (as amended, the “Merger Agreement”), by and among the Issuer, formerly known as InterPrivate II Acquisition Corp., a Delaware corporation (“InterPrivate II”), TMPST Merger Sub I Inc., a Delaware corporation and a wholly owned direct subsidiary of InterPrivate II (“First Merger Sub”), TMPST Merger Sub II LLC, a Delaware limited liability company and wholly owned direct subsidiary of InterPrivate II (“Second Merger Sub”), and Getaround, Inc., a Delaware corporation (“Legacy Getaround”), pursuant to which First Merger Sub merged with and into Legacy Getaround, with Legacy Getaround being the surviving corporation, immediately followed by the merger of Legacy Getaround with and into Second Merger Sub (the “Mergers” and, together with the other transactions contemplated by the Merger Agreement, the “Business Combination”), with Second Merger Sub being the surviving company as a wholly owned subsidiary of InterPrivate II. In connection with the consummation of the Business Combination (the “Closing”), InterPrivate II changed its name from “InterPrivate II Acquisition Corp.” to “Getaround, Inc.” The Business Combination closed on December 8, 2022 (the “Closing Date”).

Pursuant to the terms of the Merger Agreement, each outstanding share of Legacy Getaround common stock (including shares of Legacy Getaround common stock issued upon exercise of warrants in accordance with their terms for Legacy Getaround capital stock and conversion of Legacy Getaround preferred stock, Legacy Getaround non-voting common stock and certain convertible notes, in each case immediately prior to the Closing) was canceled and converted into the right to receive 0.32025 shares of Common Stock and a pro rata share of additional shares of Common Stock issuable as earnout shares (the “Earnout Shares”) based on the achievement of trading price targets following the Closing and subject to the terms provided in the Merger Agreement. In addition, all outstanding Legacy Getaround convertible bridge notes converted at the Closing in accordance with their terms into shares of Common Stock.

In the Business Combination, Mr. Zaid and Holdings respectively received 361,385 and 4,767,475 shares of Common Stock and the right to receive up to 181,420 and 2,393,336 Earnout Shares in respect of their shares of Legacy Getaround common stock.

The number of Earnout Shares issuable to each of the Reporting Persons is based on the daily volume-weighted average price (“VWAP”) of the Common Stock achieving the following price targets for any 20 trading days within any 30 consecutive trading days during the period following the Closing Date (inclusive of the Closing Date) and expiring on the seventh anniversary of the Closing Date (the “Earnout Period”): 10.0% of the Earnout Shares at $13.50; 10.0% of the Earnout Shares at $17.00; 13.3% of the Earnout Shares at $25.00; 16.7% of the Earnout Shares at $30.00; 16.7% of the Earnout Shares at $37.00; 16.7% of the Earnout Shares at $46.00; and 16.7% of the Earnout Shares at $55.00. If any of the foregoing price targets are not achieved during the Earnout Period, the respective Earnout Shares will not be issued.

The foregoing summary description of the Merger Agreement, as amended, is qualified in its entirety by reference to the full text of the Merger Agreement and Amendment No.1 thereto, copies of which are attached hereto as Exhibits 2 and 2(a), respectively, and incorporated herein by reference.

In addition, on December 13, 2022, Mr. Zaid purchased an aggregate of 5,000 shares of Common Stock in open market transactions for an aggregate purchase price of $6,990, including commissions. On December 14, 2022, Mr. Zaid purchased an aggregate of 30,000 shares of Common Stock in open market transactions for an aggregate purchase price of $32,468, including commissions. The source of funds for these transactions was cash on hand.

Item 4. Purpose of Transaction.

The information set forth in Items 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

The shares of Common Stock reported in this Schedule 13D have been acquired for investment purposes. The Reporting Persons may make further acquisitions of the Issuer’s securities from time to time and, subject to certain restrictions, may dispose of any or all of the securities of the Issuer held by such persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. The shares of Common Stock reported in this Schedule 13D are subject to lock-up restrictions, as further described in Item 6 below.

In addition, the Reporting Persons may in the future take other actions with respect to their respective investments in the Issuer as they deem appropriate, including, without limitation, engaging in communications with members of the Issuer’s board of directors, members of the Issuer’s management and/or other stockholders of the Issuer from time to time with respect to operational, strategic, financial or governance matters, or otherwise working with the Issuer’s board of directors, members of the Issuer’s management and/or other stockholders of the Issuer to identify, evaluate, structure, negotiate, execute or otherwise facilitate any and all matters referred to in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Mr. Zaid serves as the Chief Executive Officer and the Chairman of the Board of the Issuer’s board of directors and, in such capacities, will be involved in reviewing transactions that may result in operational, strategic, financial or governance changes for the Issuer and may have influence over the corporate activities of the Issuer, including, without limitation, activities which may relate to any and all matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except for the foregoing, the Reporting Persons have no plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons may, at any time and from time to time, review or reconsider their positions, change their purpose or formulate plans or proposals with respect to the Issuer.

Item 5. Interest in Securities of the Issuer.

(a)-(b)	The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated by reference.

The percent of class was calculated based on 92,085,974 shares of Common Stock issued and outstanding as of December 8, 2022, as disclosed in the Current Report on Form 8-K filed with the Securities and Exchange Commission by the Issuer on December 14, 2022.

As of the date hereof, Mr. Zaid directly holds 396,385 shares of Common Stock and Holdings directly holds 4,767,475 shares of Common Stock. Mr. Zaid is the beneficial owner of Holdings and has sole voting and dispositive power over the Common Stock held by Holdings.

The shares of Common Stock reported in this Item 5 do not include the Earnout Shares described in Item 3 above.

(c)	Except as disclosed in Item 3 above, no Reporting Person has effected any transaction in the Common Stock during the past 60 days.

(d)

Except as otherwise described in this Item 5, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Registration Rights Agreement and Lock-Up Agreement

On December 8, 2022, in connection with the Closing and as contemplated by the Merger Agreement, the Issuer entered into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) with the Reporting Persons and the other stockholder parties thereto, pursuant to which, among other things, the Issuer agreed to file a registration statement to register the resale of certain shares of Common Stock and other equity securities of the Issuer held by the Reporting Persons and the other stockholders identified therein. The Registration Rights Agreement also provides “piggy-back” registration rights to such stockholders, subject to certain requirements and customary conditions.

Subject to certain exceptions, the Registration Rights Agreement further provides for the shares of Common Stock received by the Reporting Persons and certain other Legacy Getaround equity holders pursuant to the Merger Agreement to be locked-up for a period beginning on the Closing Date and ending on the date that is 180 days after the Closing Date; provided, however, that the lock-up will expire with respect to 50% of such shares, if prior to the expiration of the lock-up period, on the date on which the sale price of the Common Stock equals or exceeds $12.00 per share for any 20 trading days within any 30-day trading period, and the lock-up will expire with respect to the remaining 50% of the shares if, subsequent to the Closing Date and prior to the expiration of the lock-up period, the Issuer consummates a liquidation, merger, stock exchange or other similar transaction which results in all of the Issuer’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property.

In addition, the Reporting Persons entered into a letter agreement (the “Lock-Up Agreement”) with the Issuer, dated as of December 14, 2022, pursuant to which the Reporting Persons agreed, subject to certain exceptions, to extend the lock-up period described above with respect to the shares of Common Stock held by the Reporting Persons as of the Closing for a period of twelve months from the Closing Date.

The foregoing summary descriptions of the Registration Rights Agreement and the Lock-Up Agreement are qualified in their entirety by reference to the full text of the Registration Rights Agreement and the Lock-Up Agreement, copies of which are attached hereto as Exhibits 3 and 4 and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated as of December 22, 2022.

Exhibit 2	Merger Agreement, dated as of May 11, 2022, by and among InterPrivate II Acquisition Corp., TMPST Merger Sub I Inc., TMPST Merger Sub II LLC, and Getaround, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K (File No. 001-40152), filed with the SEC on May 13, 2022).

Exhibit 2(a)	Amendment No. 1 to the Agreement and Plan of Merger, dated as of December 8, 2022, by and among InterPrivate II Acquisition Corp., TMPST Merger Sub I Inc., TMPST Merger Sub II LLC, and Getaround, Inc. (incorporated by reference to Exhibit 2.1(a) to the Issuer’s Current Report on Form 8-K (File No. 001-40152), filed with the SEC on December 14, 2022).

Exhibit 3	Amended and Restated Registration Rights Agreement, dated December 8, 2022, by and among Getaround, Inc. and the other parties thereto (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K (File No. 001-40152), filed with the SEC on December 14, 2022).

Exhibit 4	Letter Agreement, dated as of December 14, 2022, by and among Getaround, Inc., Sam Zaid and Zaid Holdings LLC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2022	/s/ Sam Zaid
Samir M. Zaid

ZAID HOLDINGS LLC

	By:	/s/ Sam Zaid
	Name:	Sam Zaid
	Title:	Member